

Mail Stop 4631

July 14, 2016

Via e-mail
Leong Ming Chia
President, Chief Executive Officer and Director
DSwiss, Inc.
B-12-11, Prima Avenue
The Tube, Jalan PJU 1/39
Dataran Prima
47301 Petaling Jaya
Selangor, Malaysia

> **Re:** **DSwiss, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed July 1, 2016**
> **File No. 333-208083**

Dear Mr. Leong:

We have reviewed your registration statement and have the following comment.

Selling Shareholders, page 19

1. Please revise your table here and your beneficial ownership table on page 26 to indicate the percentage that each of the individuals and entities that you discuss here will own of your common stock both if your outstanding convertible notes convert as a result of this offering and if they do not. Please refer to Item 507 of Regulation S-K and Item 201(b)(2) of Regulation S-K, and please refer to comment 3 of our letter dated June 27, 2016.

You may contact Ernest Greene at (202) 551-3733 or John Cash at (202) 551-3768 if you have questions regarding the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

CC: Benjamin Bunker (*via e-mail*)
      Bunker Law Group PLLC